   As filed with the U.S. Securities and Exchange Commission on February 3, 2004
                                                     Registration No. 333-110322
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                           POST EFFECTIVE AMENDMENT TO

                                    FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                               -------------------
                                   WEBZEN INC.
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not applicable
                   (Translation of issuer's name into English)

                                Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                      4 New York Plaza, New York, NY 10004
                            Telephone (212) 552-4944
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                              --------------------
                        National Registered Agents, Inc.
                      875 Avenue of the Americas, Suite 501
                            New York, New York 10001
                                (800) 767 - 1553
    (Address, including zip code, and telephone number, including area code, of agent for service)

                    Copy to:

      Scott A. Ziegler, Esq.                        Eugene C. Gregor, Esq.
 Ziegler, Ziegler & Associates LLP                  Davis Polk & Wardwell
 570 Lexington Avenue, 44th Floor               Izumi Garden Tower, 33rd Floor,
     New York, New York 10022                     1-6-1 Roppongi, Minato-ku
          (212) 319-7600                            Tokyo 106-6033, Japan
                                                      (813) 5561-4421

It is proposed that this filing become effective under Rule 466


     [X]   immediately upon filing    [ ]   on [date] at [time]


           If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]


                                                    CALCULATION OF REGISTRATION FEE
=================================================================================================================================
              Title of each class of                    Amount       Proposed maximum    Proposed maximum        Amount of
           Securities to be registered             to be registered  aggregate price    aggregate offering    registration fee
                                                                        per unit              price
---------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         N/A               N/A                 N/A                  N/A
Depositary Receipts, each American Depositary
Share representing one-tenth of a common share of
Webzen Inc.
=================================================================================================================================






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                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS


         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to Registration Statement No. 333-110322, which is incorporated herein by reference.


                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
-----------------------------------------------------------            ------------------------------------------------
(1)   Name and address of Depositary                                   Introductory paragraph

(2)   Title of American Depositary Receipts and identity of            Face of American Depositary Receipt, top center
      deposited securities

      Terms of Deposit:

      (i)     Amount of deposited securities represented by            Face of American Depositary Receipt,
              one of American Depositary Shares unit of                upper right corner
              American Depositary Shares

      (ii)    Procedure for voting, if any, the deposited              Paragraph (12)
              securities

      (iii)   Collection and distribution of dividends                 Paragraphs (4), (5), (7) and (10)

      (iv)    Transmission of notices, reports and proxy               Paragraphs (3), (8) and (12)
              soliciting material

      (v)     Sale or exercise of rights                               Paragraphs (4), (5) and (10)

      (vi)    Deposit or sale of securities resulting from             Paragraphs (4), (5), (10) and (13)
              dividends, splits or plans of reorganization

      (vii)   Amendment, extension or termination of the               Paragraphs (16) and (17)
              Deposit Agreement

      (viii)  Rights of holders of receipts to inspect the             Paragraph (3)
              transfer books of the Depositary and the list
              of Holders of receipts

      (ix)    Restrictions upon the right to deposit or                Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities

      (x)     Limitation upon the liability of the Depositary          Paragraph (14)

(3)   Fees and Charges                                                 Paragraph (7)

Item 2.  AVAILABLE INFORMATION

                                                                       Location in Form of American Depositary Receipt
Item Number and Caption                                                Filed Herewith as Prospectus
---------------------------------------------------------------        ----------------------------------------
(b)      Statement that Webzen Inc. is subject to the periodic         Paragraph (8)
         reporting requirements of the Securities Exchange Act
         of 1934 and, accordingly, files certain reports with
         the Securities and Exchange Commission and that such
         reports can be inspected by holders of American
         Depositary Receipts and copied at public reference
         facilities maintained by the Commission in Washington,
         D.C..

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS


     (a)(1) Form of Deposit Agreement. Form of Deposit Agreement among Webzen Inc., JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Previously filed.

     (a)(2) Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement dated as of February , 2004 among Webzen Inc., the Depositary and all holders from time to time of ADRs issued thereunder.


     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.


     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously Filed.

     (e)      Certification under Rule 466. Filed herewith as Exhibit (e).

     (f)      Power of Attorney. Previously Filed.


Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 3, 2004.


                                     Legal entity created by the form of
                                     Deposit Agreement for the issuance
                                     of ADRs evidencing American
                                     Depositary Shares

                                     By:      JPMORGAN CHASE BANK, as Depositary



                                     By:      /s/ Joseph M. Leinhauser
                                              -----------------------------
                                     Name:    Joseph M. Leinhauser
                                     Title:   Vice President

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, Webzen Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, Korea, on February 3, 2004.



                                    WEBZEN INC.


                                    By: /s/ Won-Seon Kim
                                    -------------------------------------
                                    Name:   Won-Seon Kim
                                    Title:  Chief Financial Officer and Director


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of February 3, 2004.







 Signatures                                                     Title

           *                                 President, Chief Executive Officer and Director
---------------------------                     (Principal Executive Officer)
Nam-Ju Kim


/s/ Won-Seon Kim
---------------------------                  Chief Financial Officer and Director
Won-Seon Kim                                  (Principal Financial and Accounting Officer)


           *                                 Co-Chief Technology Officer and Director
---------------------------
Ki-Yong Cho


           *                                 Co-Chief Technology Officer and Director
---------------------------
Kil-Saup Song

============================================================================================



*By: /s/ Won-Seon Kim
----------------------------
Name: Won-Seon Kim
Title:   Power-of-Attorney



          SIGNATURES OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

      Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Webzen Inc. has signed this Registration Statement or amendment thereto in the City of Newark, State of Delaware, on February 3, 2003.

                                             PUGLISI & ASSOCIATES

                                             By:  /s/Gregory F. Lavelle
                                                ----------------------------
                                             Name:   Gregory F. Lavelle

                                             Title:  Managing Director

                                INDEX TO EXHIBITS


 Exhibit                                                                         Sequentially
 Number                                                                         Numbered Page
---------                                                                       -------------
(a)(2)        Form of Amendment to Deposit Agreement.
(e)           Rule 466 Certification
